Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
June 1, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6

SUPPL



Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since May 1, 2006 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b) (4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, LegalGlobal at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE May 1, 2006



A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated May 9, 2006
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Press release dated May 22, 2006 (Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

(3) Press release dated May 22, 2006 (Attached hereto as Exhibit A-3 and the original document in Japanese is Exhibit B-3)

(4) Press release dated May 22, 2006 (Attached hereto as Exhibit A-4 and the original document in Japanese is Exhibit B-4)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated: May 12, 2006 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-5)

ANNEX B


RECEIVED

ENGLISH DESCRIPTION OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since May 1, 2006 include the following information:

i. May 12, 2006– On June 29, 2005, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.6 % of its issued shares of common stock, for up to ¥50,000,000,000.
As of April 30, 2006, Kao had issued 549,443,701 shares of common stock, and held 1,354,732 of them.

Exhibit A-1

News Release

May 9, 2006

Kao Announces Revision of Consolidated Balance Sheets in Business Results for Fiscal Year 2005

Tokyo, May 9, 2006 — Kao Corporation today announced a revision of Consolidated Balance Sheets as of March 31, 2006.

Financial Statements in Japanese Yen
Page 1 — Consolidated Balance Sheets
Revised:

	(Millions of yen)
Investments and other assets	
Investment securities	18,298
Other	32,333

Previous:

Investments and other assets	
Investment securities	16,494
Other	34,136

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

Exhibit A-2

Kao Corporation

Kao Announces Personnel Change Regarding Corporate Auditor

May 22, 2006

Kao Corporation (the "Company") hereby makes the following announcement: at the meeting of the Board of Director held on the date hereof, the Board of Directors resolved the following nomination for a Corporate Auditor.

Newly nominated Outside Corporate Auditor

Tadashi Oe
Attorney at Law, Professor, Keio Law School

The above-mentioned candidate will be appointed, effective as of June 29, 2006, by the resolutions to be made at the Annual General Meeting of Shareholders scheduled on the same day.

The Company also announces that Kohei Nasu, an Outside Corporate Auditor, has resigned from his office today, who will take the office as Justice of the Supreme Court of Japan.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-3



Kao Corporation

Kao Announces Stock Option Plan

May 22, 2006
Kao Corporation (the "Company") hereby makes the following announcement: at the meeting of the Board of Director held on the date hereof, the Board of Directors resolved the following matters:

(A) To submit to the 100th Annual General Meeting of Shareholders of the Company, scheduled to be held on June 29, 2006 ("AGM"), a proposal for determination of the amount and the contents of remuneration for members of the Board of Directors, in order to issue stock acquisition rights (*shinkabu yoyaku ken*) as stock options to the Company's members of the Board of Directors;

(B) To issue stock acquisition rights as stock options to the Company's Executive Officers, who do not also serve as Company's members of the Board of Directors, subject to further detailed resolution of the Board of Directors; and

(C) To submit to the AGM a proposal for delegation to the Company's Board of Directors of determination of matters for offering of stock acquisition rights to be issued as stock options to the employees of the Company and the members of the Board of Directors and employees of the Company's affiliated companies.

1. Concept of the Stock Option Plan of the Company

Before the implementation of the Corporation Law (newly enacted on May 1, 2006), the Company, for the purpose of increasing its corporate value by aligning the interests of its members of the Board of Directors and employees of the Company and the members of the Board of Directors and employees of the Company's affiliated companies with the Company's shareholders, had annually sought from its shareholders, by way of a special resolution at the Company's Annual General Meeting of Shareholders, approval for the issuance of stock acquisition rights, in order to grant stock options to those persons with an exercise price determined based on the price of the Company's stocks as at the allotment date ("Conventional Stock Options"), as their being the issuance of stock acquisition rights, the paid-in amounts of which were free of charge, under especially favorable terms to parties other than shareholders.

However, taking the opportunity afforded by the implementation of the Corporation Law, the Company reviewed thoroughly the role and weight of its stock option plan in the remuneration and incentive systems for the members of the Board of Directors, Executive Officers and employees of the Company and its affiliated companies, the Company has decided to provide the Company's members of the Board and Executive Officers (collectively "Company D&O") with stock options as remuneration under which the exercise price of the stock acquisition rights is to be one (1) yen per share ("Share Remuneration Type Stock Options") instead of Conventional Stock Options. As the Share Remuneration Type Stock Options will facilitate the exercise of stock options, the Company decided to introduce it aiming to further increase the correlation between the remuneration of the Company D&O and the performance and stock value of the Company, and to enhance the motivation and morale of the Company D&O, thereby promoting the shared interests of the Company Directors and the Company's shareholders, as well as further increasing the Company's corporate value.

Conventional Stock Options will continue to be granted to employees of the Company and

members of the Board of Directors and employees of the Company's affiliated companies as an incentive apart from their salaries, for the same purpose as in the past.

2. Proposals to be Submitted to the AGM

(i) Proposal Concerning Share Remuneration Type Stock Options to be Granted to Members of the Board of Directors of the Company

Considering that stock acquisition rights to be granted to members of the Board of Directors as stock options are defined as a part of remuneration to them by the Corporation Law, and that stock options are to be treated as accounting expenses, based on the Accounting Standard No. 8, "Accounting Standard for Share-based Payment and its Implementation Guidance" announced by the Accounting Standards Board of Japan (ASBJ) on December 27, 2005, the Company will submit to the AGM the proposal that the amounts and the contents of remuneration that the Company hereafter pays as stock options to its members of the Board of Directors (up to 200 million yen or a total number of 50 stock acquisition rights per each business year respectively) be resolved. The proposed agendum is described in more detail in Attachment 1.

(ii) Proposal Concerning Conventional Stock Options to be Granted to Employees of the Company and Members of the Board of Directors and Employees of the Company's Affiliated Companies

Even after the implementation of the Corporation Law, the issuance of stock acquisition rights to be granted as Conventional Stock Options to employees of the Company and members of the Board of Directors and employees of the Company's affiliated companies, is still required the approval of a General Meeting of Shareholders, being the issuance of stock acquisition rights under especially favorable terms. For this reason, the Company will submit to the AGM the proposal for the grant of these Conventional Stock Options (up to a total number of 500 stock acquisition rights). The proposed agendum is described in more detail in Attachment 2.

3. Grant of Share Remuneration Type Stock Options to Executive Officers of the Company Who are Not Members of the Board of Directors of the Company

Within one year of the date of the AGM, the Company plans to grant to its Executive Officers, who do not serve also as its members of the Board of Directors, stock acquisition rights as stock options (up to a total number of 15 stock acquisition rights) with the same terms as provided for in Attachment 1. However, the details of the specific issuance and allotment of these stock acquisition rights will be separately determined by resolution of its Board of Directors.

Note: The details of the specific issuance and allotment of stock acquisition rights provided in 2 above will be, subject to the approval at the AGM, determined by resolution of the Company's Board of Directors which shall be held after the AGM.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Attachment 1

Proposal: Determination of the Amount and the Contents of Remuneration for Members of the Board of Directors

Reason for Proposal

Before the implementation of the Corporation Law (newly enacted on May 1, 2006), the Company, concerning the stock options granted to members of the Board of Directors, had annually sought from shareholders, by way of a special resolution at Annual General Meeting of Shareholders, approval for the issuance of stock acquisition rights, as their being the issuance of stock acquisition rights, the paid-in amounts of which were free of charge, under especially favorable terms to parties other than shareholders. However, considering that stock acquisition rights granted to members of the Board of Directors as stock options are defined as a part of remuneration to them, after the implementation of the Corporation Law, and that stock options are to be treated as accounting expenses based on the Accounting Standard No. 8, "Accounting Standard for Share-based Payment and its Implementation Guidance" announced by the Accounting Standards Board of Japan (ASBJ) on December 27, 2005, the Company proposes to the AGM that the amounts and the contents of remuneration that the Company hereafter pays as stock options to members of the Board of Directors be decided.

After this proposal is approved, the Company, subject to a resolution of the Board of Directors, may issue, considering the number of the stock options allotted in the past and other various factors, stock acquisition rights as stock options with the same terms as provided in Section 2 below, within the scope of the maximum annual amount of 200 million yen for stock options as specified in Section 1 below as remuneration or the like to members of the Board of Directors; and in the allotment of stock acquisition rights, the paid-in amount shall be considered as the fair price and the Company wishes to switch to the method whereby each member of the Board of Directors may set off the payment due for the paid-in amount against the remuneration thereto to be paid by the Company. The purpose of introducing these stock options is to facilitate the exercise of stock options, by making the amount to be paid in upon the exercise of stock acquisition rights one (1) yen per share, to further increase the correlation between the remuneration of members of the Board of Directors and the Company's performance and stock value, and to enhance the motivation and morale of members of the Board of Directors, thereby promoting the alignment of interests of members of the Board of Directors with those of shareholders of the Company, as well as further increasing the Company's corporate value.

Contents of Proposal

1. It was approved at the 86th Annual General Meeting of Shareholders, held on June 26, 1992, that the total maximum annual amount of remuneration or the like of members of the Board of Directors be set at 450 million yen (excluding any part of remuneration and the like to be paid to member of the Board of Directors who also serves as an employee for his/her service as an employee) and the same rule has applied up until today. Apart from this amount, the Company seeks approval from its shareholders to set at 200 million yen, the total maximum annual amount of remuneration or the like concerning stock acquisition rights to be allotted to members of the Board of Directors as stock options, on the terms provided in 2 below.

   Please note that, in the case of member of the Board of Directors who also serves as an employee, the above amount of remuneration or the like does not include any remuneration for his or her service as an employee.

   The Company currently has 15 members of the Board of Directors. If the proposal for the election of members of the Board of Directors to be submitted to the AGM, is adopted as proposed, the number of members of the Board of Directors will still be 15.

2. Details of the Stock Acquisition Rights to be issued to Members of the Board of Directors of the Company as Stock Options

   (1) Total Number of Stock Acquisition Rights and the Type and Number of Shares to be Delivered upon Exercise of the Stock Acquisition Rights

   A total number of 50 stock acquisition rights, will be the maximum number of stock acquisition rights that may be issued within one year of the date of the Annual General Meeting of Shareholders held every year.

   50,000 shares in common stock of the Company, will be the type and the maximum number of shares that may be delivered upon the exercise of any stock acquisition rights issued within one year of the date of the Annual General Meeting of Shareholders held every year.

   The number of shares per stock acquisition right ("Allotted Number of Shares") will be 1,000 shares.

   Where it is appropriate to adjust the Allotted Number of Shares, as a result of any stock split (including any *gratis* allotment of the shares in the Company's common stock); stock consolidation; or the like, in respect to the shares in the Company's common stock, the Company may adjust the Allotted Number of Shares as it considers necessary.

   (2) Value to be paid in Stock Option Allotment
   The value to be paid in the allotment of stock acquisition rights will be determined by using the Black-Scholes option pricing model.

   (3) Value of Assets Contributed upon Exercise of Stock Acquisition Rights

   The value of assets to be contributed upon the exercise of each stock acquisition right is equal to the product of: one (1) yen to be paid for each share that will be delivered upon the exercise of stock acquisition rights; and the Allotted Number of Shares.

   (4) Exercise Period for Stock Acquisition Rights

The exercise period of the stock acquisition rights will be five years, commencing on July 1 of the calendar year which includes the second (2nd) anniversary after the allotment date of the stock acquisition rights.

(5) Restrictions on Acquiring Stock Acquisition Rights by Transfer

Acquiring stock acquisition rights by transfer requires the approval of the Board of Directors by resolution.

(6) Other Terms for Exercising Stock Acquisition Rights

Other terms for exercising stock acquisition rights will be determined at a meeting of the Board of Directors held in order to decide the offering terms of the stock acquisition rights.

Attachment 2

Proposal: Delegation to the Meeting of the Board of Directors of the Company of Determination of Matters for Offering of Stock Acquisition Rights to be Issued as Stock Option

Contents of the Proposal

The Company seeks from its shareholders, approval for delegating to the Board of Directors the determination of matters for offering of stock acquisition rights to be issued as stock option to the Company's employees, and the embers of the Board of Directors and employees of the Company's affiliated companies in accordance with Articles 236, 238 and 239 of the Corporation Law.

1. Reason for Offering to Parties to Subscribe for Stock Acquisition Rights under Especially Favorable Terms

   To implement the stock option plan with the purpose of increasing the Company's corporate value through aligning the interests of the its employees, and the members of the Board of Directors and employees of the Company's affiliated companies with those of shareholders of the Company.

2. Details and Maximum Number of Stock Acquisition Rights, for the Offering Terms that the Board of Directors is Entitled to Determine, Based on Matters to be Approved at the AGM

(1) Maximum Number of Stock Acquisition Rights, for the Offering Terms the that the Board of Directors is Entitled to Determine, in accordance with the Delegation of the approval by the AGM

Maximum Number:

Up to 500 Stock Acquisition Rights with the terms provided for in (3) below

The total number of shares that can be delivered upon exercise of stock acquisition rights will not exceed 500,000 shares in the Company's common stock. If the Allotted Number of Shares (defined below) is adjusted in accordance with (3)(i) below, then the total number of shares to be issued upon exercise of the stock acquisition rights will be adjusted accordingly but not exceed the product of: the adjusted Allotted Number of Shares; and the above total number of stock acquisition rights.

(2) The Board of Directors must not require any pecuniary payment for stock acquisition rights when deciding the offering terms in accordance with the delegation of the decision by the AGM.

(3) Details of the Stock Acquisition Rights as, the Offering Terms which the Board of Directors is Entitled to Determine in Accordance with the Delegation of the Decision by the AGM

(i) Type and Number of Shares to be Delivered upon the Exercise of Stock Acquisition Rights

The type of shares to be delivered upon exercise of the stock acquisition rights will be shares of the Company's common stock, and the number of shares to be delivered upon exercise of each Stock Acquisition Right ("Allotted Number of Shares") will be 1,000 shares. If, however, after the date of allotment of the stock acquisition rights ("Allotment Date"), the shares in Company's common stock are subject to any stock split (including any *gratis* allotment of the shares of the Company's common stock; and the same being applied whenever "stock split" is mentioned in the following paragraphs) or any stock consolidation,

the Company may adjust the Allotted Number of Shares as it considers necessary, and the Allotted Number of Shares will be adjusted using the following formula, rounding up to the nearest yen any fraction less than one yen resulting from the adjustment:

$$\text{Adjusted Allotted Number of Shares} = \text{Number of Shares before Adjustment} \times \text{Stock Split/Stock consolidation Ratio}$$

In addition to the above, if, after a resolution at the AGM, there is an unavoidable reason for requiring the adjustment of the Allotted Number of Shares, the Allotted Number of Shares will be adjusted to a reasonable extent.

(ii) Calculation of Value of Assets Contributed upon Exercise of the Stock Acquisition Rights

The value of the assets to be contributed upon the exercise of each stock acquisition right will be equal to the product of: the amount to be paid for each share delivered upon the exercise of stock acquisition rights ("Exercise Price"); and the Allotted Number of Shares. The Exercise Price will be equal to the product of: 1.05; and the average of the daily closing prices (including both the bid/offer indications) of common stock of the Company in the regular transactions at the Tokyo Stock Exchange for thirty consecutive trading days (excluding the days on which no transactions are made) commencing on the 45th trading day prior to the next day of the Allotment Date, with any fraction less than one yen rounded up to the nearest yen. If the foregoing amount is less than the closing price of the common stock of the Company in the regular transactions at the Tokyo Stock Exchange on the Allotment Date, that closing price will be the Exercise Price.

Furthermore, where the Company, in respect of its shares in common stock, issues new shares or disposes of its treasury shares at a price less than the market price, the Exercise Price will be adjusted using the following formula, with fraction less than one yen resulting from the adjustment rounded up to the nearest yen. However, the Exercise Price will not be adjusted in the event of any conversion of securities being convertible to the Company's common stock, any exercise of stock acquisition rights which may claim for issuance of the Company's common stock (including the purchase right with bonds with share purchase warrant), any transfer to stock option holders of the Company's treasury shares acquired by the Company based on the resolutions of the 95th Annual General Meeting of Shareholders held on June 28, 2001, any transfer based on any shareholder's claim for sale in relation to any shares that are less than one unit share, or the transfer of treasury shares owned by the Company due to a share-for-share exchange.



$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

In the above formula, "Number of Previously Issued Shares" means the aggregate number of issued shares less the treasury shares held by the Company. Where the Company disposes of its treasury shares, "Number of Newly Issued Shares" will read as "Number of Treasury

Shares to be Disposed of."
In addition to the above, after the Allotment Date, if there is an unavoidable reason for requiring the adjustment of the Exercise Price, such as the reduction of its stated capital, the Exercise Price will be adjusted to a reasonable extent considering the conditions for the reduction of its stated capital.

After the Allotment Date, where the Company conducts any stock split or stock consolidation in respect of its shares in common stock, the Exercise Price will be adjusted in proportion to the stock split or stock consolidation ratio of those shares, with any fraction less than one yen resulting from the adjustment rounded up to the nearest yen.

(iii) Period for Exercising Stock Acquisition Rights

From July 1, 2008 to June 28, 2013

(iv) Matters Concerning an Increase in Capital Stock and Capital Surplus in the Event of Issuance of Shares upon the Exercise of Stock Acquisition Rights

(a) The amount of an increase in the capital stock, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to one half (1/2) of the maximum increase in the amount of capital or the like calculated in accordance with Article 40, Paragraph 1 of the "Corporate Calculation Rules", with any amount less than one yen resulting from the calculation rounded up to the nearest yen.

(b) The amount of an increase in the capital surplus in the event of the issuance of shares upon the exercise of stock acquisition rights will be equal to the amount of the maximum increase in the amount of capital or the like provided for in (a) above, less the amount of the increase in capital stock provided for in (a) above.

(v) Restrictions on Acquiring Stock Acquisition Rights by Transfer

Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors by resolution.

(vi) Reasons and Terms for Acquiring Stock Acquisition Rights

The Company may acquire *gratis* stock acquisition rights, if a proposal for approval of a merger agreement, under which the Company is to become a dissolved company, a proposal for the approval of a demerger agreement or plan under which the Company is to become a demerged company, or a proposal for the approval of a share-for-share exchange agreement or a stock transfer plan under which the Company is to become a wholly-owned subsidiary, is approved at the Company's General Meeting of Shareholders (or if the Board of Directors resolves to proceed with any of the foregoing proposals in a case where a resolution of a General Meeting of Shareholders is not required), on the date separately determined by the Board of Directors.

(vii) Handling of Stock Acquisition Rights Upon Restructuring

In the event the Company conducts a merger (limited to where the Company is dissolved as a result of the merger), an absorption-type merger (*kyushu gappei*), an incorporation-type merger (*shinsetsu gappei*) or an absorption-type demerger (*kyushu bunkatsu*), an incorporation-type demerger (*shinsetsu bunkatsu*), a share-for-share exchange (*kabushiki kokan*), or a stock transfer (*kabushiki iten*)(collectively "Restructuring"), stock acquisition

rights of one of the stock corporations listed in Article 236, Paragraph 1, Item 8(a) through (c) of the Corporation Law (as the case may be)("Restructured Company") will be delivered to the holders of the stock acquisition rights remaining at the time the Restructuring takes effect ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In this case, the Remaining Stock Acquisition Rights will be forfeited and the Restructured Company will newly issue stock acquisition rights.

However, the foregoing applies only where the delivery of the stock acquisition rights of the Restructured Company, in accordance with the following terms, is provided for in the relevant absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, share-for-share exchange agreement, or stock transfer agreement:

(a) Number of Stock Acquisition Rights of the Restructured Company to be Delivered

Stock acquisition rights will be delivered to the respective holders of Remaining Stock Acquisition Rights in the same number as the Remaining Stock Acquisition Rights held by them.

(b) Type of Shares of the Restructured Company to be Delivered upon Exercise of Stock Acquisition Rights

Restructured Company's common stock

(c) The number of shares of the Restructured Company delivered upon Exercise of Stock Acquisition Rights

A decision will be made subject to (3)(i) above, considering the terms for the Restructuring.

(d) Value of Assets Contributed upon Exercise of Stock Acquisition Rights

The value of assets contributed upon the exercise of each stock acquisition right is equal to the product of: the paid-in amount after the restructuring, which is obtained by adjusting the Exercise Price based on (3)(ii) above, considering factors such as Restructuring terms; and the number of shares of the Restructured Company delivered upon exercise of those stock acquisition rights, determined in accordance with (c) above.

(e) Exercise Period for Stock Acquisition Rights

A period commencing on either the initial date of the period for exercising stock acquisition rights as provided for in (3)(iii) above, or the effective date of the Restructuring, whichever event occurs later, and ending on the date of expiration of the period for exercising stock acquisition rights as provided for in (iii) above

(f) Matters Concerning Increase in Capital and Capital Reserves In the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

To be decided subject to (3)(iv) above

(g) Restrictions on Acquiring Stock Acquisition Rights by Transfer

Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors of the Restructured Company by resolution

(h) Terms and Conditions for Acquiring Stock Acquisition Rights

To be decided subject to (3)(vi) above

(viii) Handling of Fraction Less than One Share upon Exercise of Stock Acquisition Rights

Any fraction less than one share in the number of shares to be delivered to any stock acquisition right holder who has exercised stock acquisition rights will be rounded down.

Exhibit A-4

Kao Corporation

Kao Announces Partial Amendment to Articles of Incorporation

May 22, 2006

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved that the proposal to make the partial amendment to Articles of Incorporation be made to the shareholders at the 100th Annual General Meeting of Shareholders to be held on June 29, 2006.

1. Reasons for the Amendments

In connection with the implementation of the "Corporation Law" (Law No. 86 of 2005) on May 1, 2006, the Company will amend its Articles of Incorporation to establish the new provisions with respect to, among others, issuance of share certificates, Company's governing bodies and resolutions of the Board of Directors in writing.

Also, the Company will amend the purposes of the Company to reflect the current businesses and the method of public notice to improve the efficiency and to reduce the expense thereof and will rearrange the overall text structure and appropriately adjust the numbers of relevant articles and paragraphs of the current Articles of Incorporation.

2. Details of the Amendments

Details of the amendments and their respective reasons are described in the Attachment.

3. Schedule

Date of the Annual General Meeting of Shareholders for amendment to Articles of Incorporation: June 29, 2006

Effective date of the amendment: June 29, 2006

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Attachment:

Details of the Amendments

The following changes will be made to the Articles of Incorporation:

(Underlined parts will be changed)

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Purposes) **Article 2.** The purposes of the Company shall be to engage in the following businesses: 1. Manufacture and sale of the following products: (1) Personal care products such as soap, shampoo, toothpaste and bath additives; (2) Cosmetics such as cream, lipsticks and foundation; (3) Household products such as detergents, bleach, fabric softener, starch and home cleaning products; (4) Hygiene products such as sanitary napkins and disposable diapers; (5) Foodstuffs, food additives and beverages; (6) Paper, packing and packaging materials, goods for daily use, and clothing;	*(Purposes)* **Article 2.** The purposes of the Company shall be to engage in the following businesses: 1. (1) (2) (3) Unchanged (4) (5) (6)	
(New provision)	(7) Pet foods and pet care products;	Addition of the item according to the expansion of the Company businesses.
(7) Pharmaceuticals, quasi-pharmaceuticals, medical equipment, pharmaceuticals and quasi-pharmaceuticals for animals, agricultural chemicals, fertilizers, feed, reagents and chemicals;	(8) (As same as current (7))	

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(8) Chemical products such as oleo chemical products and their derivatives, surface active agents, high molecular compounds, enzymes, fragrances and flavors;	(9) (As same as current (8))	
(9) Recording media products; and	(Deleted)	This business has been discontinued.
(10) Information technology equipment and home electrical appliances.	(10) Unchanged	
2. Development and sale of information systems, and services related to information processing and communication;	2. Unchanged	
3. Publishing, and services relating to the supply of information;	3. Unchanged	
(New provision)	4. Operation and services regarding hair salons, esthetic salons and spas etc.;	Addition of the purposes of businesses of the newly consolidated companies to prepare for the future expansion of the Company businesses.
4. Cargo transportation via trucking, freight forwarding and warehousing business;	5. Cargo transportation via trucking, utilization of freight forwarding and warehousing business;	Necessary change of words in accordance with the amendment of "Cargo Transportation Service Law "
5. Sale, purchase, lease and management of real estate, insurance agency services and travel business;	6. (As same as current Item 5)	
6. Operation of training institute and accommodations;	7. (As same as current Item 6)	
7. Disposal of disused items by the Company and its subsidiaries and affiliates;	8. (As same as current Item 7)	

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
8. Design, development and production of machinery, equipment, systems and computer software related to each of the above items, and sale and consultation of the related technologies; 9. Import and export of raw materials, products and by-products relating to each of the above items; 10. All other business activities incidental to the foregoing.	9. (As same as current Item 8) 10. (As same as current Item 9) 11. (As same as current Item 10)	
(Method of Public Notice) **Article 4.** Public notice of the Company shall be given in the Nihon Keizai Shimbun.	*(Method of Public Notice)* **Article 4.** Public notice of the Company shall be given by means of electronic notification. However, in case electronic notification is not available due to an accident or any other unavoidable reason, notices shall be given in the Nihon Keizai Shimbun.	To improve the efficiency of public notices and to reduce the expense thereof, together with provision of alternative measures for the case where such electronic notification is not available due to unavoidable reason.
(New provision)	*(Governing Bodies)* **Article 5.** In addition to the General Meeting of Shareholders and Directors, the Company shall have the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditor.	Necessary change in connection with the implementation of the Corporation Law.
(Total Number of Shares Authorized To Be Issued by the Company) **Article 5.** The total number of shares authorized to be issued by the Company shall be one billion (1,000,000,000) shares; provided, however, that if a redemption of shares should be effected, the number of shares corresponding to such redemption shall be decreased.	*(Total Number of Shares Authorized To Be Issued by the Company)* **Article 6.** The total number of shares authorized to be issued by the Company shall be one billion (1,000,000,000) shares.	Necessary change in connection with the implementation of the Corporation Law.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Purchase of Own Shares) **Article 6.** The Company may purchase its own shares by resolution of the Board of Directors in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code.	*(Purchase of Own Shares)* **Article 7.** The Company may acquire its own shares by resolution of the Board of Directors.	Necessary changes in connection with the implementation of the Corporation Law.
(New provision)	*(Issuance of Share Certificates)* **Article 8.** The Company shall issue share certificates for its shares.	Necessary change in connection with the implementation of the Corporation Law.
(Amount of Each Unit Share and Non-Issuance of Share Certificates for Shares of Less than One Unit Share) **Article 7.** One Unit Share (tangen kabu) of the Company's share shall comprise one thousand (1,000) shares.	*(Amount of Each Unit Share and Non-Issuance of Share Certificates for Shares of Less than One Unit Share)* **Article 9.** (As same as current Paragraph 1)	
2. The Company shall not issue any share certificates for shares of less than one Unit Share unless otherwise set forth in the Rules for Handling of Shares.	2. Notwithstanding foregoing article, the Company shall not issue any share certificates for shares of less than one Unit Share unless otherwise set forth in the Rules for Handling of Shares.	Necessary change in connection with the implementation of the Corporation Law.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(New provision)	*(Rights of Less than One Unit Share)* **Article 10.** Shareholders (including beneficial shareholders - the same will apply hereinafter) holding shares of less than one Unit Share may not exercise their rights except the followings: 1. Rights provided in Article 189, Paragraph 2 of the Corporation Law; 2. Right to demand according to the Article 166, Paragraph 1 of the Corporation Law; 3. Right to receive the allotment of offered shares or offered stock acquisition rights per numbers of holding shares; 4. Right to request for sale in relation to any shares that are less than one Unit Share.	New provision to regulate the rights of shareholders of less than one Unit Share to make an efficient management of them in connection with the implementation of the Corporation Law. (See the reference below for Article 189, Paragraph 2 and Article 166, Paragraph 1 of the Corporation Law.)
(Increasing Shares of Less than One Unit Share through Purchase) **Article 8.** Shareholders (including beneficial shareholders - the same will apply hereinafter) holding shares of less than one Unit Share may request that the Company sell them the number of shares that will constitute one Unit Share when added to their original shares of less than one Unit Share.	*(Increasing Shares of Less than One Unit Share through Purchase)* **Article 11.** Shareholders may request that the Company sell them the number of shares that will constitute one Unit Share when added to their original shares of less than one Unit Share.	Necessary change in connection with the implementation of the Corporation Law.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Rules for Handling Shares) **Article 9.** The type of the Company's share certificates, the registration of transfer of share ownership, purchases and sales of shares of less than one Unit Share and the registration of lost share certificates, other handling of the shares and fees thereof shall be in accordance with the Rules for Handling of Shares established by the Board of Directors.	*(Rules for Handling Shares)* **Article 12.** Handling of the shares and the stock acquisition rights, fees thereof and procedures for exercising the rights of shareholders shall be in accordance with applicable laws and ordinances, Articles of Incorporation, and the Rules for Handling of Shares established by the Board of Directors.	Necessary changes in connection with the implementation of the Corporation Law.
(Transfer Agent) **Article 10.** The Company shall have a transfer agent in connection with its shares. 2. Selection of the transfer agent and its business office shall be made by resolution of the Board of Directors and shall be announced by public notice. 3. The shareholder register of the Company (including register of beneficial shareholders - the same will apply hereinafter) and the lost share certificate register shall be kept at the business office of the transfer agent, and the registration of transfer of share ownership, the registration of a pledge or the indication of property in trust and the cancellation thereof, the application for non-issuance of share certificates, the delivery of share certificates, the acceptance of notifications, purchases and sales of shares of less than one Unit Share and other business connected with the shares shall be handled by the transfer agent and not by the Company.	*(Administrator of Shareholder Register)* **Article 13.** The Company shall have an administrator of shareholder register in connection with its shares. 2. Appointment of the administrator of shareholder register and its business office shall be made by resolution of the Board of Directors and shall be announced by public notice. 3. Preparation and administration of the shareholder register of the Company (including register of beneficial shareholders - the same will apply hereinafter), register of the stock acquisition rights and the lost share certificate register and other businesses connected therewith shall be consigned to the administrator of shareholder register and not handled by the Company.	Necessary changes in connection with the implementation of the Corporation Law.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Record Date) **Article 11.** The Company deems those shareholders who are listed or recorded in the shareholder register as of the end of each fiscal year of the Company to be the shareholders entitled to exercise shareholder's rights at the General Meeting of Shareholders for the fiscal year of the Company. 2. In addition to the preceding paragraph and other provisions of the Articles of Incorporation, if necessary, upon prior public notice and in accordance with a resolution of the Board of Directors, those shareholders, pledgees, and trustees of the trust assets listed or recorded in the shareholder's register as of any other designated date, shall be entitled to exercise their respective rights.	*(Record Date of Annual General Meeting of Shareholders)* **Article 14.** The Company's record date to determine voting rights at Annual General Meeting of Shareholders shall be March 31 of each year. (Deleted)	Necessary changes in connection with the implementation of the Corporation Law.
(Convocation) **Article 12.** The General Meeting of Shareholders of the Company shall be convened within three (3) months from the day following the closing date of each fiscal year, and an extraordinary General Meeting of Shareholders shall be convened whenever necessary. 2. The General Meeting of Shareholders may be convened in any of the wards of Tokyo.	*(Convocation)* **Article 15.** The General Meeting of Shareholders of the Company shall be convened within three (3) months from the day following the closing date of each business year, and an extraordinary General Meeting of Shareholders shall be convened whenever necessary. 2. (Unchanged)	Necessary change in connection with the implementation of the Corporation Law.
	(Current Article 13 becomes Article 16.)	

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(New provision)	*(Disclosure of Reference Materials for General Meeting of Shareholders by the Internet)* **Article 17.** For convocation of General Meeting of Shareholders, the Company may deem to have disclosed to shareholders, information concerning matters to be stated or expressed in reference materials for General Meeting of Shareholders, business reports, accounting statements and consolidated accounting statements, by disclosing those by way of using the Internet in such manner as set forth in the laws and ordinances.	New provision to improve the convenience of disclosure of information concerning the documents listed at left, in connection with the implementation of the Corporation Law.
(Resolution) **Article 14.** Unless otherwise provided for by laws or ordinances, or by the Articles of Incorporation, all resolutions of General Meeting of Shareholders shall be adopted by an affirmative vote of a majority of the votes of the shareholders present. 2. The resolutions of General Meeting of Shareholders set forth in Article 343 of the Commercial Code shall be adopted by an affirmative vote of two-thirds (2/3) or more of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders.	*(Resolution)* **Article 18.** Unless otherwise provided for by laws or ordinances, or by the Articles of Incorporation, all resolutions of General Meeting of Shareholders shall be adopted by an affirmative vote of a majority of the votes of the shareholders present with exercisable voting rights. 2. The resolutions of General Meeting of Shareholders set forth in Article 309, Paragraph 2 of the Corporation Law shall be adopted by an affirmative vote of two-thirds (2/3) or more of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders with exercisable voting rights.	Necessary changes in connection with the implementation of the Corporation Law. (See the reference below for Article 309, Paragraph 2 of the Corporation Law.)
(Voting by Proxy) **Article 15.** Shareholders may exercise their voting rights by authorizing other shareholders with voting rights to act as their proxies.	*(Voting by Proxy)* **Article 19.** Shareholders may exercise their voting rights by authorizing another shareholder with voting rights to act as their proxies.	Necessary change in connection with the implementation of the Corporation Law.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Election) **Article 16.** Directors shall be elected at a General Meeting of Shareholders by an affirmative vote of a majority of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders. 2. Cumulative voting shall not be used for the election of Directors.	*(Election)* **Article 20.** Directors shall be elected at a General Meeting of Shareholders by an affirmative vote of a majority of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders with exercisable voting rights. 2. (Unchanged)	Necessary change in connection with the implementation of the Corporation Law.
(Term of Office) **Article 17.** The term of office of each Director shall expire at the conclusion of the second (2nd) Annual General Meeting of Shareholders from his/her assumption of office; provided, however, that the term of office of any Director elected to fill a vacancy or due to an increase in number shall be the same as the term of office of the existing Directors.	*(Term of Office)* **Article 21.** The term of office of each Director shall expire at the conclusion of the Annual General Meeting of Shareholders for the last business year ending within two (2) years from his/her election of office; provided, however, that the term of office of any Director elected to fill a vacancy due to a retirement of Director prior to his/her term of office or due to an increase in number shall expire at the time of expiration of term of office of the existing Directors.	Necessary changes in connection with the implementation of the Corporation Law.
(Board of Directors) **Article 18.** The Board of Directors shall decide matters of importance related to the business and the affairs of the Company in addition to the matters provided by law and ordinances or by the Articles of Incorporation.	*(Board of Directors)* **Article 22.** (Unchanged)	
(New provision)	2. Resolutions of the Board of Directors are deemed to be made when the Company fulfills the conditions of Article 370 of the Corporation Law.	New provision to adopt written resolution of the Board of Directors which became possible in connection with the implementation of the Corporation Law.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
	(Current Article 19 and Article 20 become Article 23 and Article 24 respectively.)	
(Limitation of Directors' Liabilities) **Article 21.** The Company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Director (including a former Director) in respect of his/her liabilities arising out of acts specified under Article 266, Paragraph 1, Item 5 of the Commercial Code; provided that such Director must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Director and other circumstances. 2. The Company may enter into an agreement with each of the Outside Directors to the effect that any liability of such Outside Director arising out of acts specified under Article 266, Paragraph 1, Item 5 of the Commercial Code shall be limited to the higher of (i) a prescribed amount that is no less than and including ten (10) million yen, or (ii) an amount set by applicable laws and regulations; provided that such Outside Director must have acted in good faith and without gross negligence in performing his/her duties.	*(Limitation of Directors' Liabilities)* **Article 25.** The Company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Director (including a former Director) in respect of his/her liabilities under Article 423, Paragraph 1 of the Corporation Law; provided that such Director must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Director and other circumstances. 2. The Company may enter into an agreement with each of the Outside Directors to the effect that any liability of such Outside Director under Article 423, Paragraph 1 of the Corporation Law shall be limited to the higher of (i) a prescribed amount that is no less than and including ten (10) million yen, or (ii) an amount set by applicable laws and regulations; provided that such Outside Director must have acted in good faith and without gross negligence in performing his/her duties.	Necessary changes in connection with the implementation of the Corporation Law. (See the reference below for Article 423, Paragraph 1 of the Corporation Law.)

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Election, Term of Office and Full-time Corporate Auditors) **Article 22.** Corporate Auditors shall be elected at a General Meeting of Shareholders by an affirmative vote of a majority of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders.	*(Election, Term of Office and Full-time Corporate Auditors)* **Article 26.** Corporate Auditors shall be elected at a General Meeting of Shareholders by an affirmative vote of a majority of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders with exercisable voting rights.	Necessary change in connection with the implementation of the Corporation Law.
2. The term of office of each Corporate Auditor shall expire at the conclusion of the fourth (4th) Annual General Meeting of Shareholders from his/her assumption of office.	2. The term of office of each Corporate Auditor shall expire at the conclusion of Annual General Meeting of Shareholders for the last business year ending within four (4) years from his/her election of office; provided, however, that the term of office of any Corporate Auditor elected to fill a vacancy due to a retirement of Corporate Auditor prior to his/her term of office shall expire at the time of expiration of term of office of the preceding Corporate Auditor.	Amendment regarding the term of Corporate Auditor elected to fill a vacancy.
3. Corporate Auditors shall determine among themselves one or more full-time Corporate Auditor(s).	3. The Board of Corporate Auditors shall elect among Corporate Auditors one or more full-time Corporate Auditor(s).	Necessary changes in connection with the implementation of the Corporation Law.
	(Current Article 23 and Article 24 become Article 27 and Article 28 respectively.)	

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Limitation of Corporate Auditors' Liabilities) **Article 25.** The Company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Corporate Auditor (including a former Corporate Auditor) in respect of his/her liabilities arising out of acts specified under Article 277 of the Commercial Code; provided that such Corporate Auditor must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Corporate Auditor and other circumstances.	*(Limitation of Corporate Auditors' Liabilities)* **Article 29.** The Company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Corporate Auditor (including a former Corporate Auditor) in respect of his/her liabilities under Article 423, Paragraph 1 of the Corporation Law; provided that such Corporate Auditor must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Corporate Auditor and other circumstances.	Necessary changes in connection with the implementation of the Corporation Law. (See the reference below for Article 423, Paragraph 1 of the Corporation Law.)
(New provision)	2. The Company may enter into an agreement with each of the Outside Corporate Auditors to the effect that any liability of such Outside Corporate Auditors under Article 423, Paragraph 1 of the Corporation Law shall be limited to the higher of (i) a prescribed amount that is no less than and including ten (10) million yen, or (ii) an amount set by applicable laws and regulations; provided that such Outside Corporate Auditors must have acted in good faith and without gross negligence in performing his/her duties.	New provision to facilitate the invitation of Outside Corporate Auditors by entering the agreement to limit liability of Outside Corporate Auditors, in connection with the implementation of the Corporation Law, as similar provision has already been introduced with respect to Outside Directors.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Fiscal Year and Date of Closing of Accounts) **Article 26.** The fiscal year of the Company shall commence on April 1 of each year and shall end on March 31 of the next following year, and the accounts of the Company shall be closed at the end of each fiscal year.	*(Business Year)* **Article 30.** The business year of the Company shall commence on April 1 of each year and shall end on March 31 of the next following year.	Necessary changes in connection with the implementation of the Corporation Law.
(Dividends) **Article 27.** Dividends shall be paid to the shareholders, registered pledgees, or trustees of properties in trust listed or recorded in the shareholder register as of the last day of each fiscal year.	*(Record Date of Year-End Dividends)* **Article 31.** The Company's record date of payment of year-end dividends shall be March 31 of each year.	Necessary changes in connection with the implementation of the Corporation Law.
(Interim Dividends) **Article 28.** The Company may, by resolution of the Board of Directors, make a cash distribution (interim dividends) pursuant to the provisions of Article 293-5 of the Commercial Code, to the shareholders, registered pledgees or trustees of properties in trust listed or recorded in the shareholder register as of September 30 of each year.	*(Record Date of Interim Dividends)* **Article 32.** The Company may, by resolution of the Board of Directors, make a payment of interim dividends pursuant to the provisions of Article 454, Paragraph 5 of the Corporation Law, with record date of interim dividends being September 30 of each year.	Necessary changes in connection with the implementation of the Corporation Law.
(Statute of Limitations for Dividends, etc.) **Article 29.** In case dividends and interim dividends remain unreceived for three (3) years from the first date of payment, the Company shall be relieved of its obligation to make such payment.	*(Statute of Limitations for Monetary Dividends, etc.)* **Article 33.** In case monetary dividends remain unreceived for three (3) years from the first date of payment, the Company shall be relieved of its obligation to make such payment.	Necessary changes in connection with the implementation of the Corporation Law.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Time of Conversion of Convertible Debentures) **Article 30.** For conversion of the convertible bond requested between April 1 and September 30, the first (1st) payment of dividends or interim dividends on the shares issued following such conversion shall be declared as if the conversion had been made on April 1, and for conversion requested between October 1 and March 31 of the following year, the first (1st) payment shall be declared as if the conversion had been made on October 1.	(Deleted)	Due to the completion of the redemption of the convertible bond and in connection with the amendment of the law and ordinances, this provision became unnecessary.

Reference

For the convenience of readers who may not easily check relevant provisions of the Corporation Law in English, this document summarizes the content of respective articles of the Corporation Law, which are referenced to in the Articles of Incorporation, using general terms and expressions only for reference purposes. Accordingly, it is not an integral part of the Articles of Incorporation.

1. The items in Article 189, Paragraph 2 of the Corporation Law, which are stated in Article 10, Item 1 of the Articles of Incorporation, stipulate the following rights:

(1) Right to receive the consideration provided for the acquisition of shares classified as those with a complete acquisition clause;

(2) Right to receive money, etc. provided in exchange for the acquisition of shares with a (complete) acquisition clause;

(3) Right to receive the gratis allotment of shares;

(4) Right to request that the Company purchase less than one Unit Share;

(5) Right to request the distribution of residual properties; and

(6) Other rights as set forth in the Ministerial Ordinance of the Ministry of Justice.

2. The Article 166, Paragraph 1 of the Corporation Law, which is stated in Article 10, Item 2 of the Articles of Incorporation, stipulates that the right of shareholder of shares with a (complete) acquisition demand to make a demand upon the Company that the Company purchase the shares owned by such shareholder.

3. Matters to be resolved in relation to the Company as per Article 309, Paragraph 2 of the Corporation Law, which are stated in Article 18, Paragraph 2 of the Articles of Incorporation, are as follows:

(1) Paid acquisition of treasury stock from any specified person(s);

(2) Reverse stock split;

(3) Delegation of decision-making authority to the Board of Directors on the subscription procedure for shares and stock acquisition rights to be offered for subscription (if the matter pertains to a case where shares are issued under certain preferential conditions);

(4) Amendments to any provision(s) in the Articles of Incorporation and transfer of business, etc.; and

(5) Merger, demerger, stock swap and transfer of stock (excluding relatively simple organizational restructuring).

4. Article 423, Paragraph 1 of the Corporation Law, which is stated in Article 25 and Article 29 of the Articles of Incorporation, stipulates that if Director or Corporate Auditor has neglected any of his/her duties, such Director or Corporate Auditor shall be liable to the Company for the amount of damages suffered by the Company.

Exhibit B-1





平成１８年5月９日

各　　位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）
問合せ先　執行役員 会計財務部門統括
三　田　慎　一
TEL(03)3660－7111

（訂正）平成１８年３月期決算短信（連結）の一部訂正について

平成１８年4月２４日に開示いたしました「平成１８年３月期決算短信（連結）」の下記ページの一部に誤りがありましたので、別紙のとおり訂正させていただきます。なお、訂正箇所は下線にて表示しております。

記

「平成１８年３月期決算短信（連結）」の２０ページ並びに２８ページ。

以上

別紙

〔訂正内容〕
２０ページ

４．連結財務諸表等

（１）連結貸借対照表

（単位：百万円）

科目 ＼ 期別	前連結会計年度（平成17年3月31日現在）		当連結会計年度（平成18年3月31日現在）		増減（△印減）
	金額	構成比	金額	構成比	金額
（訂正前）		%		%	
３．投資その他の資産	53,217	7.7	106,854	8.8	53,637
投資有価証券	22,437		16,494		△ 5,942
長期貸付金	275		293		18
繰延税金資産	16,924		56,212		39,287
その他	13,788		34,136		20,347
貸倒引当金	△ 209		△ 283		△ 73
（訂正後）		%		%	
３．投資その他の資産	53,217	7.7	106,854	8.8	53,637
投資有価証券	22,437		18,298		△ 4,139
長期貸付金	275		293		18
繰延税金資産	16,924		56,212		39,287
その他	13,788		32,333		18,544
貸倒引当金	△ 209		△ 283		△ 73

２８ページ

注記事項

（連結貸借対照表関係）

	前連結会計年度（百万円）	当連結会計年度（百万円）
（訂正前）		
２．非連結子会社及び関連会社の株式等		
投資有価証券（株式）	5,088	3,584
その他（出資金）	1,023	2,066
（訂正後）		
２．非連結子会社及び関連会社の株式等		
投資有価証券（株式）	5,088	5,387
その他（出資金）	1,023	263

以上

Exhibit B-2

平成１８年５月２２日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

監査役の異動の内定に関するお知らせ

当社は、本日開催の取締役会において、下記のとおり監査役候補者の選任（平成１８年６月２９日付予定）について決議いたしましたのでお知らせいたします。

記

新任監査役候補者（社外監査役候補者）

大江　忠　（弁護士、慶應義塾大学大学院法務研究科（法科大学院）教授）

上記監査役候補者の選任は、平成１８年６月２９日開催予定の当社定時株主総会に提案する予定であります。

なお、当社の社外監査役でありました那須弘平氏は、最高裁判所裁判官に就任予定のため、本日付で当社監査役を辞任いたしましたので、あわせてお知らせいたします。

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-3



平成１８年５月２２日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

ストックオプションに関するお知らせ

当社は、本日開催の取締役会において、

（A）当社取締役にストックオプションとしての新株予約権を発行するため、取締役の報酬等の額の設定及び報酬等の内容決定を求める議案を平成 18 年 6 月 29 日開催予定の当社第 100 期定時株主総会（以下、「今期株主総会」といいます。）に提案すること、

（B）当社取締役を兼務しない当社執行役員に対してストックオプションとしての新株予約権を取締役会決議により発行すること、及び

（C）当社使用人並びに関係会社の取締役及び使用人に対するストックオプションとしての新株予約権の募集事項の決定を取締役会に委任することの承認を求める議案を今期株主総会に提案すること、

を決議いたしましたので、お知らせいたします。

記

１．当社ストックオプション制度の概要

当社は、会社法施行前におきましては、当社の取締役及び使用人並びに関係会社の取締役と当社株主の利害の共有化により当社の企業価値の一層の増大を図ることを目的として、新株予約権の行使価格を割当日の株価を基準にして決定したストックオプション（以下、「従来型ストックオプション」といいます。）をこれらの者に無償で付与するため、株主以外の者に対し特に有利な条件で新株予約権を発行するものとして、その発行手続に関して当社定時株主総会の特別決議によるご承認を例年お願いしておりました。

しかしながら、会社法施行の機会に、当社ストックオプションの当社及び関係会社の取締役、執行役員並びに使用人の報酬・インセンティブ制度での位置付けを総合的に見直した結果、当社の取締役及び執行役員（以下、「当社取締役等」といいます。）に対しては、従来型ストックオプションに代えて、新株予約権の行使価格を１株当たり１円とするストックオプション（以下、「株式報酬型ストックオプション」といいます。）を報酬として支給することを決定いたしました。

株式報酬型ストックオプションは、その行使が容易になるところから、当社取締役等の報酬と当社の業績及び株式価値の連動性を一層高めることによって、当社取締役等の会社業績や株式価値の向上への意欲や士気を高めるとともに、当社株主との利害の共有化を図り、企業価値の一層の増大を図ることを目的としたものであります。

当社の使用人並びに関係会社の取締役及び使用人に対しては、これまでと同様の目的で、従来型ストックオプションを、給与とは別のインセンティブとして付与することといたします。

2．今期株主総会に提案する議案の内容

① 当社取締役に対する株式報酬型ストックオプションに関する議案

会社法施行後、取締役に対してストックオプションとして割り当てる新株予約権が取締役の報酬等の一部であると位置付けられたこと及び平成17年12月27日に企業会計基準委員会から公表された企業会計基準第8号「ストック・オプション等に関する会計基準」により会計上の費用化が実施されたことなどを勘案し、今後、当社がストックオプションとして当社取締役に支払う報酬等の額及び報酬等の内容（各事業年度について年額2億円以内、新株予約権の総数50個を上限とする。）決定につき、別紙1のとおり今期株主総会に提案いたします。

② 当社の使用人並びに関係会社の取締役及び使用人に対する従来型ストックオプションに関する議案

会社法施行後におきましても、当社使用人並びに関係会社の取締役及び使用人に対する従来型ストックオプションとしての新株予約権の発行（新株予約権の総数 500個を上限とする。）は、特に有利な条件で新株予約権を発行するものとして株主総会の承認が必要となりますので、別紙2のとおり今期株主総会に提案いたします。

3．取締役を兼務しない当社執行役員に対する株式報酬型ストックオプションの付与

取締役を兼務しない当社執行役員に対して、別紙1と同様の内容のストックオプションである新株予約権（総数15個を上限とする。）を、今期定時株主総会の日から1年以内に付与する予定であります。その具体的な発行及び割当ての内容は、別途当社取締役会の決議により決定する予定であります。

以　上

※上記2記載の新株予約権の具体的な発行及び割当ての内容は、今期株主総会において承認可決されることを条件とし、今期株主総会後に開催される当社取締役会の決議をもって決定いたします。

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

別紙1

議案　取締役の報酬等の額の設定及び報酬等の内容決定の件

〔提案の理由〕

会社法施行前におきましては、当社取締役に付与するストックオプションについて、株主以外の者に対し特に有利な条件で新株予約権を発行するものとして、その発行手続に関して当社定時株主総会の特別決議によるご承認を例年お願いしておりましたが、会社法施行後、取締役に対してストックオプションとして割り当てる新株予約権が取締役の報酬等の一部であると位置付けられたこと及び平成17年12月27日に企業会計基準委員会から公表された企業会計基準第8号「ストック・オプション等に関する会計基準」により会計上の費用化が実施されたことなどを勘案し、今後、当社がストックオプションとして当社取締役に支払う報酬等の額及び報酬等の内容決定につきご承認をお願いするものであります。

本議案の承認可決後は、当社取締役会の決議により、当社取締役に対する報酬等として、従来のストックオプションの付与状況その他諸般の事情を考慮して、毎年、下記1記載のストックオプションのための報酬等の額である年額2億円の範囲内において、下記2記載の内容のストックオプションとしての新株予約権を発行することとし、新株予約権の割当てに際しては、新株予約権の払込金額を公正な価額とし、当社取締役が当該金額の払込みに代えて、当社に対する報酬債権をもって相殺する方法へ変更いたしたく存じます。このストックオプションの導入は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額を1円とすることにより行使を容易にし、取締役報酬と当社の業績及び株式価値の連動性を一層高めることによって、当社取締役の会社業績や株式価値の向上への意欲や士気を高めるとともに、当社取締役と当社株主の利害の共有化を図り、当社の企業価値の一層の増大を図ることを目的としております。

〔議案の内容〕

1．当社取締役の報酬等の額は平成4年6月26日開催の第86期定時株主総会において年額4億5,000万円以内（ただし、使用人兼務取締役の使用人兼務部分に対する報酬を除く。）とすることにつきご承認を得て今日に至っておりますが、これとは別枠で、上記の理由により、当社取締役に下記2記載の内容のストックオプションとして割り当てる新株予約権に関する報酬等の額を年額2億円以内とする旨のご承認をお願いいたしたいと存じます。

なお、上記の報酬等の額には、使用人兼務取締役の使用人兼務部分に対する報酬は含まないものといたします。

現在の取締役は15名であり、今期株主総会に提案予定である取締役選任議案が原案どおり承認可決された場合にも、取締役は15名となります。

2．　当社取締役に対してストックオプションとして発行する新株予約権の内容

(1)　新株予約権の総数並びに目的である株式の種類及び数

新株予約権の総数50個を各事業年度に係る当社定時株主総会の日から1年以

内の日に発行する新株予約権の数の上限とする。

当社普通株式 50,000 株を各事業年度に係る当社定時株主総会の日から1年以内の日に発行する新株予約権を行使することにより交付を受けることができる株式の種類及び数の上限とする。

新株予約権1個当たりの目的である株式の数（以下、「付与株式数」という。）は 1,000 株とする。

なお、当社が、当社普通株式につき、株式分割（当社普通株式の株式無償割当てを含む。）、または株式併合等を行うことにより、付与株式数の調整をすることが適切な場合は、当社は必要と認める調整を行うものとする。

(2) 新株予約権の払込価額

新株予約権の割り当てる日においてブラックショールズモデルにより算定した価額を払込価額とする。

(3) 新株予約権の行使に際して出資される財産の価額

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額を1円とし、これに付与株式数を乗じて得た金額とする。

(4) 新株予約権を行使することができる期間

新株予約権を割り当てる日から2年経過した日の属する年の7月1日から5年間とする。

(5) 譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、当社取締役会の決議による承認を要するものとする。

(6) その他の新株予約権の行使の条件

その他の新株予約権の行使の条件については、新株予約権の募集事項を決定する当社取締役会において定める。

以　上

別紙2

議案　ストックオプションとして発行する新株予約権の募集事項の決定を取締役会に委任する件

〔議案の内容〕

会社法第236条、第238条及び第239条の規定に基づき、当社使用人並びに関係会社の取締役及び使用人に対してストックオプションとして発行する新株予約権の募集事項の決定を当社取締役会に委任することにつき、ご承認をお願いいたしたいと存じます。

1．特に有利な条件をもって新株予約権を引き受ける者の募集をすることを必要とする理由

当社使用人並びに関係会社の取締役及び使用人と当社株主の利害の共有化により、当社の企業価値の一層の増大を図ることを目的とし、ストックオプション制度を実施するため。

2．本株主総会において決定する事項に基づいて募集事項の決定をすることができる新株予約権の内容及び数の上限等

(1) その委任に基づいて募集事項の決定をすることができる新株予約権の数の上限

下記(3)に定める内容の新株予約権 500個を上限とする。

なお、新株予約権を行使することにより交付を受けることができる株式の総数は、当社普通株式 500,000株を上限とし、下記(3)①により付与株式数（以下に定義する。）が調整される場合には、当該調整後の付与株式数に上記新株予約権の上限数を乗じて得た数を上限とする。

(2) その委任に基づいて募集事項の決定をすることができる新株予約権につき、金銭の払込みを要しないこととする。

(3) その委任に基づいて募集事項の決定をすることができる新株予約権の内容

① 新株予約権の目的である株式の種類及び数

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数（以下、「付与株式数」という。）は 1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。

調整後付与株式数＝調整前付与株式数×分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

② 新株予約権の行使に際して出資される財産の価額の算定方法

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使

価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。）の平均値に 1.05 を乗じて得た金額とし、1円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

なお、割当日後、当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成13年6月28日開催の第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時　価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

また、割当日後、当社普通株式の株式分割または株式併合が行われる場合には、行使価額は当該株式分割または株式併合の比率に応じ比例的に調整されるものとし、調整により生じる1円未満の端数は切り上げる。

③ 新株予約権を行使することができる期間

平成20年7月1日から平成25年6月28日まで。

④ 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

ⅰ. 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額の2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

ⅱ. 新株予約権の行使により株式を発行する場合における増加する資本

準備金の額は、前記ⅰ記載の資本金等増加限度額から前記ⅰに定める増加する資本金の額を減じて得た額とする。

⑤ 譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。

⑥ 新株予約権の取得事由及び条件

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

⑦ 組織再編行為の際の新株予約権の取り扱い

当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数

残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類

再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数

組織再編行為の条件等を勘案の上、前記①に準じて決定する。

ⅳ．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、前記②で定められる行使価額を調整して得られる再編後払込金額に上記ⅲに従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。

ⅴ．新株予約権を行使することができる期間

前記③に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、前記③に定める

新株予約権を行使することができる期間の末日までとする。

vi. 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

前記④に準じて決定する。

vii. 譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

viii. 新株予約権の取得事由及び条件

前記⑥に準じて決定する。

⑧ 新株予約権の行使により生じる１株に満たない端数の取り扱い

新株予約権を行使した新株予約権者に交付する株式の数に１株に満たない端数がある場合には、これを切り捨てるものとする。

以　上

Exhibit B-4

FASF

平成１８年５月２２日

各　位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

定款一部変更に関するお知らせ

当社は、本日開催の取締役会において、「定款一部変更の件」を平成１８年６月２９日開催予定の第１００期定時株主総会に付議することを決議いたしましたので、お知らせいたします。

記

１．定款変更の目的

「会社法」（平成１７年７月２６日法律第８６号）が平成１８年５月１日に施行されたことに伴い、株券の発行及び会社の各機関の設置に関する規定の新設並びに取締役会の機動的な運営を図るため取締役会の書面決議の導入に関する規定の新設等の変更を行うものであります。

また、現在の事業内容に即した事業目的の変更並びに公告の周知性の向上及び費用の節減のため公告方法の変更等を行い、併せて表現等を統一するための一部字句の修正及び必要な条数等の変更を行うものであります。

２．定款変更の内容

各条項に関する変更の内容、変更の理由は別紙のとおりであります。

３．日程

定款変更のための株主総会開催予定日	平成１８年６月２９日（木曜日）
定款変更の効力発生日	平成１８年６月２９日（木曜日）

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

別紙

変更の内容

各条項に関する変更の内容、変更の理由は次のとおりであります。

（下線部は変更箇所を示しております。）

現行定款（抜粋）	変更案	変更の理由
〔目的〕 第２条　当会社は下記の業務を営むことを目的とする。	〔目的〕 第２条　当会社は下記の業務を営むことを目的とする。	
１．下記の製品の製造及び販売	１．下記の製品の製造及び販売	
(1) 石けん、シャンプー、歯みがき及び入浴剤等のパーソナルケア製品	(1)	
(2) クリーム、口紅及びファンデーション等の化粧品	(2)	
(3) 洗剤、漂白剤、柔軟剤、糊剤及び掃除用具等のハウスホールド製品	(3) （現行どおり）	
(4) 生理用品及び紙おむつ等のサニタリー製品	(4)	
(5) 食品、食品添加物及び飲料	(5)	
(6) 紙類、包装資材、日用雑貨品及び衣料品	(6)	
（新　設）	(7) ペットフード及びペットケア用品	事業の拡大に伴い、追加するものであります。
(7) 医薬品、医薬部外品、医療機器、動物用医薬品、動物用医薬部外品、農薬、肥料、飼料、試薬品及び化学薬品	(8) （現行(7)どおり）	
(8) 油脂、油脂誘導体、界面活性剤、高分子化合物、酵素及び香料等の化学製品	(9) （現行(8)どおり）	
(9) 記録メディア製品	（削　除）	記録メディア製品の製造及び販売は現在行っておらず、今後もこれを行う予定がないため削除するものであります。
(10) 情報電子機器及び家庭用電器製品	(10)	
２．情報システムの開発及び販売並びに情報処理及び情報通信に関するサービス	２．（現行どおり）	
３．出版物の刊行及び情報提供サービス	３．	

現　行　定　款（抜　粋）	変　　　更　　　案	変　更　の　理　由
（新　設）	4．ヘアサロン、エステティックサロン及びスパ等の経営及びこれらに関するサービス	新たに子会社となった会社の事業目的を追加し、将来の事業拡大に備えるものであります。
4．一般貨物自動車運送業、貨物運送取扱業及び倉庫業	5．一般貨物自動車運送業、貨物利用運送業及び倉庫業	「貨物運送取扱事業法」の改正に伴い、所要の変更を行うものであります。
5．不動産の売買、賃貸及び管理、保険代理業並びに旅行業	6．　（現行第5号どおり）	
6．研修所及び宿泊施設の運営	7．　（現行第6号どおり）	
7．当会社及び当会社関係会社から発生する不要品の処理	8．　（現行第7号どおり）	
8．前各号の事業に附帯する装置、システム及びソフトウェアの設計及び製作並びにその技術の販売及び指導	9．　（現行第8号どおり）	
9．前各号の原料、製品及び副産物の輸出入	10．　（現行第9号どおり）	
10．前各号に附帯又は関連する一切の事業	11．前各号に附帯または関連する一切の事業	表現等を統一するため変更を行うものであります。
〔公告の方法〕 第4条　当会社の公告は日本経済新聞に掲載する。	〔公告方法〕 第4条　当会社の公告方法は電子公告とする。ただし事故その他やむを得ない事由によって電子公告をすることができない場合は、日本経済新聞に掲載する方法とする。	周知性の向上及び公告費用の節減を図るため、公告方法を電子公告に変更し、併せてやむを得ない事由によって電子公告によることができない場合の措置を定めるものであります。
（新　設）	〔機関〕 第5条　当会社は株主総会及び取締役のほか、取締役会、監査役、監査役会及び会計監査人を置く。	会社法が施行されたことにより、当社がすでに設置している機関につき、定款の定めが必要となるため、新設するものであります。

現行定款（抜粋）	変更案	変更の理由
〔会社の発行する株式の総数〕 第5条　当会社の発行する株式の総数は10億株とする。ただし株式の消却が行われた場合には、これに相当する株式数を減ずる。	〔発行可能株式総数〕 第6条　当会社の発行可能株式総数は10億株とする。	会社法の施行に伴い、所要の変更を行うものであります。
〔自己株式の取得〕 第6条　当会社は商法第211条ノ3第1項第2号の規定により取締役会の決議をもって自己株式を買受けることができる。	〔自己の株式の取得〕 第7条　当会社は取締役会の決議によって自己の株式を取得することができる。	会社法の施行に伴い、所要の変更を行うものであります。
（新　設）	〔株券の発行〕 第8条　当会社は株式に係る株券を発行する。	会社法が施行されたことにより、株式に係る株券を発行する場合には、定款の定めが必要となるため、新設するものであります。
〔1単元の株式の数及び単元未満株券の不発行〕 第7条　当会社の1単元の株式の数は1,000株とする。 ②　当会社は、1単元の株式の数に満たない株式（以下「単元未満株式」という。）に係る株券を発行しない。ただし株式取扱規則に定めるところについてはこの限りではない。	〔単元株式数及び単元未満株券の不発行〕 第9条　当会社の単元株式数は1,000株とする。 ②　当会社は前条の規定にかかわらず、単元未満株式に係る株券を発行しない。ただし株式取扱規則に定めるところについてはこの限りではない。	会社法の施行に伴い、所要の変更を行うものであります。
（新　設）	〔単元未満株式についての権利〕 第10条　当会社の株主（実質株主を含む。以下同じ。）は、その有する単元未満株式について次に掲げる権利以外の権利を行使することができない。 1．会社法第189条第2項各号に掲げる権利 2．会社法第166条第1項の規定による請求をする権利	会社法の施行に伴い、単元未満株主の管理の効率化を図るため、単元未満株主の権利を制限する規定を新設するものであります。

現行定款(抜粋)	変更案	変更の理由
	3．株主の有する株式数に応じて募集株式の割当て及び募集新株予約権の割当てを受ける権利 4．単元未満株式の売り渡しを請求する権利	
〔単元未満株式の買い増し〕 第8条　当会社の単元未満株式を有する株主（実質株主を含む。以下同じ。）は、その単元未満株式の数と併せて1単元の株式の数となるべき数の株式を売り渡すべき旨を当会社に請求することができる。	〔単元未満株式の買い増し〕 第11条　当会社の株主はその有する単元未満株式の数と併せて単元株式数となる数の株式を売り渡すことを当会社に請求することができる。	会社法の施行に伴い、所要の変更を行うものであります。
〔株式取扱規則〕 第9条　当会社の株券の種類、株式の名義書換、単元未満株式の買い取り及び売り渡し、株券喪失登録、その他株式に関する取り扱い及び手数料については取締役会の定める株式取扱規則による。	〔株式取扱規則〕 第12条　当会社の株式及び新株予約権に関する取り扱い及び手数料並びに株主の権利行使の手続は、法令または定款の定めのほか、取締役会において定める株式取扱規則による。	会社法の施行に伴い、所要の変更を行うものであります。
〔名義書換代理人〕 第10条　当会社は、株式につき名義書換代理人を置く。 ②　名義書換代理人及びその事務取扱場所は、取締役会の決議によって選定し、これを公告する。	〔株主名簿管理人〕 第13条　当会社は株主名簿管理人を置く。 ②　株主名簿管理人及びその事務取扱場所は取締役会の決議によって定め、これを公告する。	会社法の施行に伴い、所要の変更を行うものであります。

現　行　定　款（抜　粋）	変　　　更　　　案	変更の理由
③　当会社の株主名簿（実質株主名簿を含む。以下同じ。）及び株券喪失登録簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、質権の登録または信託財産の表示及びこれらの抹消、株券不所持の申出、株券の交付、届出の受理、単元未満株式の買い取り及び売り渡し、その他株式に関する事務は、名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。	③　当会社の株主名簿（実質株主名簿を含む。以下同じ。）、新株予約権原簿及び株券喪失登録簿の作成並びに備置きその他の株主名簿、新株予約権原簿及び株券喪失登録簿に関する事務は株主名簿管理人に委託し、当会社においてはこれを取り扱わない。	
〔基準日〕 第11条　当会社は毎決算期の最終の株主名簿に記載または記録された株主をもって、その決算期に関する定時株主総会において権利を行使すべき株主とする。	〔定時株主総会の基準日〕 第14条　当会社の定時株主総会の議決権の基準日は毎年3月31日とする。	会社法の施行に伴い、所要の変更を行うものであります。
②　前項その他定款に定めがある場合のほか、必要あるときは、取締役会の決議によりあらかじめ公告して、一定の日における最終の株主名簿に記載または記録された株主、登録質権者または信託財産の受託者をもって、その権利を行使すべき株主、登録質権者または信託財産の受託者とする。	（削　　除）	
〔招集〕 第12条　当会社の定時株主総会は毎決算期の翌日から3ヵ月以内に招集し、臨時株主総会は必要に応じて招集する。 ②　株主総会は東京都各区内においてこれを招集する。	〔招集〕 第15条　当会社の定時株主総会は毎事業年度終了後3ヵ月以内に招集し、臨時株主総会は必要に応じて招集する。 ②　（現行どおり） （現行定款第13条の条数を3条繰り下げる。）	会社法の施行に伴い、所要の変更を行うものであります。

現　行　定　款（抜　粋）	変　　　更　　　案	変更の理由
（新　　設）	〔株主総会参考書類等の電磁的方法による情報の開示〕 第17条　当会社は株主総会の招集に際し、法令の規定により株主総会参考書類、事業報告、計算書類及び連結計算書類に記載または表示すべき事項に係る情報を電磁的方法で開示することにより株主に対して提供したものとみなすことができる。	会社法が施行されたことにより、定款の定めによって株主総会参考書類等をインターネットで開示することにより、株主に対して提供したものとみなすことが可能となりました。これに伴い、情報開示の効率化を図るため、新設するものであります。
〔決議〕 第14条　株主総会の決議は法令または定款に別段の定めある場合を除き出席株主の議決権の過半数により行う。 ②　商法第343条に定める株主総会の決議は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の3分の2以上に当る多数により行う。	〔決議〕 第18条　株主総会の決議は法令または定款に別段の定めある場合を除き出席した議決権を行使することができる株主の議決権の過半数をもって行う。 ②　会社法第309条第２項に定める株主総会の決議は議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、出席した当該株主の議決権の３分の２以上に当る多数をもって行う。	会社法の施行に伴い、所要の変更を行うものであります。
〔議決権の代理行使〕 第15条　株主は議決権を有する他の株主に委任してその議決権を行使することができる。	〔議決権の代理行使〕 第19条　株主は議決権を有する他の株主１名に委任してその議決権を行使することができる。	会社法の施行に伴い、所要の変更を行うものであります。
〔選任〕 第16条　取締役の選任は、株主総会において総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数により決める。 ②　取締役の選任決議は累積投票によらない。	〔選任〕 第20条　取締役の選任は株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、出席した当該株主の議決権の過半数をもって決める。 ②　（現行どおり）	会社法の施行に伴い、所要の変更を行うものであります。

現 行 定 款（抜 粋）	変 更 案	変 更 の 理 由
〔任期〕 第17条　取締役の任期は就任後２年内の最終の決算期に関する定時株主総会の終結の時までとする。ただし増員または補欠のため選任された取締役の任期は他の在任取締役の残任期間と同一とする。	〔任期〕 第21条　取締役の任期は選任後２年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。ただし増員または任期の満了前に退任した取締役の補欠として選任された取締役の任期は在任取締役の任期の満了する時までとする。	会社法の施行に伴い、所要の変更を行うものであります。
〔取締役会〕 第18条　取締役会は法令または定款の定める事項のほか当会社の重要な業務執行に関する事項を決定する。	〔取締役会〕 第22条（現行どおり）	
（新　　設）	②　当会社は会社法第370条の要件を満たしたときは取締役会の決議があったものとみなす。	会社法が施行されたことにより、定款の定めによって取締役会の書面決議が可能となりました。これに伴い、取締役会の機動的な運営を図るため、新設するものであります。
	（現行定款第19条の条数を４条繰り下げる。）	
〔代表取締役及び取締役会会長〕 第20条　取締役会はその決議により会社を代表すべき取締役若干名を選任する。 ②　代表取締役は取締役会の決議にもとづき会社を代表して業務を執行する。 ③　取締役会はその決議により取締役会会長１名を置くことができる。	〔代表取締役及び取締役会会長〕 第24条　取締役会はその決議により会社を代表すべき取締役若干名を選定する。 ②　（現行どおり） ③　（現行どおり）	会社法の施行に伴い、所要の変更を行うものであります。

現　行　定　款（抜　粋）	変　　　更　　　案	変 更 の 理 由
〔取締役の責任軽減〕 第21条　当会社は、取締役（取締役であった者を含む。）の商法第266条第１項第５号の行為に関する責任について、その取締役が職務を行うにつき善意にしてかつ重大な過失がないときは、その責任の原因たる事実の内容、その取締役の職務遂行の状況その他の事情を勘案して特に必要があると認めるときは、取締役会の決議により、法令の限度において、その責任を免除することができる。 ②　当会社は、社外取締役の商法第266条第１項第５号の行為に関する責任については、社外取締役との間で、その社外取締役が職務を行うにつき善意にしてかつ重大な過失がないときは、1,000万円以上であらかじめ定めた額または法令が規定する額のいずれか高い額を限度として、その責任を負担するものとする契約を締結することができる。	〔取締役の責任軽減〕 第25条　当会社は取締役（取締役であった者を含む。）の会社法第423条第１項の責任について、その取締役が職務を行うにつき善意にしてかつ重大な過失がないときは、その責任の原因たる事実の内容、その取締役の職務の執行の状況その他の事情を勘案して特に必要があると認めるときは、取締役会の決議により法令の限度においてその責任を免除することができる。 ②　当会社は社外取締役の会社法第423条第１項の責任については、社外取締役との間で、その社外取締役が職務を行うにつき善意にしてかつ重大な過失がないときは、1,000万円以上であらかじめ定めた額または法令が規定する額のいずれか高い額を限度として、その責任を負担するものとする契約を締結することができる。	会社法の施行に伴い、所要の変更を行うものであります。
〔選任、任期及び常勤監査役〕 第22条　監査役の選任は、株主総会において総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数により決める。	〔選任、任期及び常勤監査役〕 第26条　監査役の選任は株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、出席した当該株主の議決権の過半数をもって決める。	会社法の施行に伴い、所要の変更を行うものであります。
②　監査役の任期は就任後４年内の最終の決算期に関する定時株主総会の終結の時までとする。	②　監査役の任期は選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。ただし任期の満了前に退任した監査役の補欠として選任された監査役の任期は退任した監査役の任期の満了する時までとする。	補欠として選任された監査役の任期を、退任した監査役の任期の満了する時までとするものであります。

現 行 定 款（抜 粋）	変 更 案	変 更 の 理 由
③ 監査役は互選により常勤の監査役を定める。	③ 監査役会は監査役の中から常勤の監査役を選定する。 （現行定款第23条及び第24条の条数を各4条ずつ繰り下げる。）	会社法の施行に伴い、所要の変更を行うものであります。
〔監査役の責任軽減〕 第25条 当会社は、監査役（監査役であった者を含む。）の商法第277条の行為に関する責任について、その監査役が職務を行うにつき善意にしてかつ重大な過失がないときは、その責任の原因たる事実の内容、その監査役の職務遂行の状況その他の事情を勘案して特に必要があると認めるときは、取締役会の決議により、法令の限度において、その責任を免除することができる。	〔監査役の責任軽減〕 第29条 当会社は監査役（監査役であった者を含む。）の会社法第423条第1項の責任について、その監査役が職務を行うにつき善意にしてかつ重大な過失がないときは、その責任の原因たる事実の内容、その監査役の職務の執行の状況その他の事情を勘案して特に必要があると認めるときは、取締役会の決議により法令の限度においてその責任を免除することができる。	会社法の施行に伴い、所要の変更を行うものであります。
（新 設）	② 当会社は社外監査役の会社法第423条第1項の責任については、社外監査役との間で、その社外監査役が職務を行うにつき善意にしてかつ重大な過失がないときは、1,000万円以上であらかじめ定めた額または法令が規定する額のいずれか高い額を限度として、その責任を負担するものとする契約を締結することができる。	会社法が施行されたことにより、社外監査役との責任限定契約に関する規定を定款に設けることができることとなりました。これに伴い、社外監査役の招聘を容易にするため、社外取締役の場合と同様に法令に基づき責任限定契約を締結できることとする規定を新設するものであります。
〔営業年度及び決算期〕 第26条 当会社の営業年度は毎年4月1日から翌年3月31日までとし、各営業年度末日を決算期とする。	〔事業年度〕 第30条 当会社の事業年度は毎年4月1日から翌年3月31日までとする。	会社法の施行に伴い、所要の変更を行うものであります。

現行定款（抜粋）	変更案	変更の理由
〔利益配当金〕 第27条　利益配当金は、毎決算期の最終の株主名簿に記載または記録してある株主、登録質権者または信託財産の受託者に支払う。	〔期末剰余金の配当の基準日〕 第31条　当会社の期末剰余金の配当の基準日は毎年３月31日とする。	会社法の施行に伴い、所要の変更を行うものであります。
〔中間配当〕 第28条　当会社は取締役会の決議により毎年９月30日の最終の株主名簿に記載または記録してある株主、登録質権者または信託財産の受託者に対し、商法第293条の５に定める金銭の分配（中間配当）を行うことができる。	〔中間配当の基準日〕 第32条　当会社は取締役会の決議により毎年９月30日を基準日として会社法第454条第５項に定める中間配当を行うことができる。	会社法の施行に伴い、所要の変更を行うものであります。
〔利益配当金等の除斥期間〕 第29条　利益配当金及び中間配当金が支払開始の日から満３年を経過しても受領されないときは、当会社はその支払いの義務を免れるものとする。	〔剰余金の配当の除斥期間〕 第33条　配当財産が金銭である場合は、その支払開始の日から満３年を経過しても受領されないときは、当会社はその支払いの義務を免れるものとする。	会社法の施行に伴い、所要の変更を行うものであります。
〔転換社債の転換の時期〕 第30条　転換社債の転換により発行された株式に対する最初の利益配当金または中間配当金は、転換の請求が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなして支払うものとする。	（削　除）	転換社債の償還が完了したこと及び法令の改正により、本規定が不要になったため、削除するものであります。

以　上

Exhibit B-5

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成18年５月12日
【報告期間】	自　平成18年４月１日　至　平成18年４月30日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【定時総会決議による買受けの状況】

平成18年4月30日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成17年6月29日決議）		20,000,000	50,000,000,000
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（%）		－	－

（注）定時株主総会において商法第210条の規定に基づき決議された株式総数の、当該総会の終結した日現在の発行済株式総数に対する割合は、3.6%であります。

(2)【子会社からの買受けの状況】

平成18年4月30日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（%）		－	－

(3)【定款の定めによる取締役会決議による買受けの状況】

平成18年4月30日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（%）		－	－

2【処理状況】

平成18年4月30日現在

区分	処分、消却又は移転株式数（株）		処分価額の総額（円）
新株発行に関する手続を準用する処分を行つた取得自己株式	月　日	－	－
計	－	－	－
消却の処分を行つた取得自己株式	月　日	－	－
計	－	－	－
合併、株式交換、会社分割に係る取得自己株式の移転	月　日	－	－
計	－	－	－
合計		－	－

3【保有状況】

平成18年4月30日現在

区分	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	1,354,732